CLOSING AGREEMENT

THIS CLOSING AGREEMENT (“Agreement”) is made effective as of the 12th day of April, 2013 (the “Effective Date”), by and between HPIL HOLDING, a Nevada (USA) corporation (“Seller”), and GIOTOS LIMITED, a private limited company organized in the United Kingdom (“Buyer”).  Seller and Buyer are hereinafter collectively referred to as the “Parties”.

The Parties hereby agree as follows:

1.            On June 28, 2012, Seller and Buyer entered into that certain Stock Purchase Agreement (the “Purchase Agreement”) and Assignment of Patents attached as Exhibit C to the Purchase Agreement, subsequently amended by that certain Amendment to the Assignment of Patents executed by the Parties on April 10, 2013 (the “Amendment”).  Pursuant to the Purchase Agreement and Amendment, the Seller agreed to issue One Hundred Million (100,000,000) treasury shares of common stock of the Seller (the “Shares”), the amount of Shares subject to adjustment as provided in the Purchase Agreement, to Buyer in exchange for the assignment of a portfolio of patents, including any and all business plans, processes, techniques, production sources, and potential customers related to the patents to develop and derive economic benefit therefrom (the “IFLOR Business”), owned by Buyer.

2.            Pursuant to Sections 3.1 and 3.2 of the Purchase Agreement, valuations of the IFLOR Business and the Share were performed by third-parties reflecting the fair market value of the IFLOR Business (the “Patent Value”) and the fair market value of the Shares (the “Per Share Value”).  In connection therewith, the Parties agree to close the Purchase Agreement with the Patent Value of Twelve Million Five Hundred Thousand Dollars ($12,500,000).  The Parties further agree that the Share Value is Twenty-Five Million Dollars ($25,000,000), reflecting the Per Share Value of Twenty-five cents ($0.25).

3.            Section 3.3 of the Purchase Agreement requires the Buyer to return a certain amount of Shares to the Seller, determined by calculating the excess of the Share Value over the Patent Value, Twelve Million Five Hundred Thousand Dollars ($12,500,000), divided by the Per Share Value of Twenty-five cents ($0.25).  Therefore, pursuant to Section 3.3.3 of the Purchase Agreement and in connection with the execution of this Agreement, Buyer has returned Fifty Million (50,000,000) Shares to Seller as of the Effective Date.

4.            Capitalized terms used but not defined herein have the meanings assigned to them in the Purchase Agreement.

5.            This Agreement shall be interpreted, construed, and governed according to the substantive laws of the State of Nevada (USA) without regard to principles of conflicts of law.

6.            This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signatures On Next Page]

{00296017.4 }

THIS CLOSING AGREEMENT has been entered into as of the Effective Date.

BUYER:                                                SELLER:

GIOTOS LIMITED, a United Kingdom         HPIL HOLDING, a Nevada (USA)

private limited company.                                  corporation.

         By: /s/ Louis Bertoli                                          By: /s/ Nitin Amersey                                    _

                Louis Bertoli                                                     Nitin Amersey

         As: President/Director                                      As: CFO/Director/Secretary/Treasurer